# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001458422

## Reporting persons
- Kingstown 1740 Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,865,174; sole dispositive power 0; shared dispositive power 3,865,174; aggregate amount beneficially owned 3,865,174 (3.3% of the class)
- Kingstown Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,865,174; sole dispositive power 0; shared dispositive power 3,865,174; aggregate amount beneficially owned 3,865,174 (3.3% of the class)
  Comment: Limited liability company
- Kingstown Capital Management L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,865,174; sole dispositive power 0; shared dispositive power 3,865,174; aggregate amount beneficially owned 3,865,174 (3.3% of the class)
- Kingstown Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,865,174; sole dispositive power 0; shared dispositive power 3,865,174; aggregate amount beneficially owned 3,865,174 (3.3% of the class)
  Comment: Limited liability company
- Guy Shanon: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 942,863; shared voting power 3,865,174; sole dispositive power 942,863; shared dispositive power 3,865,174; aggregate amount beneficially owned 4,808,037 (4.1% of the class)

## Item 1. Issuer
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street Houston, TX 77059

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (1) Kingstown 1740 Fund L.P. ("Kingstown 1740"), (2) Kingstown Capital Partners LLC ("KCP"), (3) Kingstown Capital Management L.P. ("KCM"), (4) Kingstown Management GP LLC ("KMGP"), and (5) Guy Shanon ("Mr. Shanon") (each a "Reporting Person," and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: Each of Kingstown 1740, KCP, KCM, KMGP and Mr. Shanon have a principal business office at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016.
Citizenship: Kingstown 1740 is a Delaware limited partnership. KCP is a Delaware limited liability company. KCM is a Delaware limited partnership. KMGP is a Delaware limited liability company. Mr. Shanon is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person. KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
Percent of class: See the response to row 11 of the cover page of each Reporting Person.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KMGP is the general partner of KCM. KCM is the investment manager of Kingstown 1740. KCP is the general partner of Kingstown 1740. As a result, KCM, KMGP, Michael Blitzer (who has relinquished both voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP) and Mr. Shanon may be entitled to distributions, or to direct the distributions of, securities held by Kingstown 1740.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kingstown 1740 Fund L.P.: /s/ Guy Shanon, Guy Shanon / Managing Member (05/15/2025)
- Kingstown Capital Partners LLC: /s/ Guy Shanon, Guy Shanon / Managing Member (05/15/2025)
- Kingstown Capital Management L.P.: /s/ Guy Shanon, Guy Shanon / Managing Member (05/15/2025)
- Kingstown Management GP LLC: /s/ Guy Shanon, Guy Shanon / Managing Member (05/15/2025)
- Guy Shanon: /s/ Guy Shanon, Guy Shanon (05/15/2025)
Comment: Exhibit 1 - Joint Filing Agreement, dated as of February 14, 2025, by and among Kingstown 1740 Fund L.P., Kingstown Capital Partners LLC, Kingstown Capital Management L.P., Kingstown Management GP LLC and Guy Shanon (incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission on February 14, 2025 by Kingstown 1740 Fund L.P., Kingstown Capital Partners LLC, Kingstown Capital Management L.P., Kingstown Management GP LLC and Guy Shanon).